UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 21, 2021, Calliditas Therapeutics AB (“Calliditas”) entered into a licensing agreement with STADA Arzneimittel AG (“STADA”). Under the terms of the agreement, Calliditas is entitled receive an initial upfront payment of 20 million euros upon signing and up to an additional 77.5 million euros in future payments linked to pre-defined regulatory and commercialization milestones. STADA is also obligated pay tiered royalties on net sales expressed as a percentage between the low twenties and the low thirties. The partnership relates to a novel oral formulation of a potent and well-known active substance – budesonide – designed to target down regulation of IgA1 with a view to be disease modifying.

A copy of the agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Company hereby incorporates by reference the information set forth above and in Exhibit 10.1 into the Company’s registration statement on Form F-3 (File No. 333-257851).

On July 21, 2021, the Company issued a press release announcing the agreement, a copy of which is attached here to as Exhibit 99.1. The information contained in Exhibit 99.1 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description
10.1*	Commercialization Agreement dated as of July 21, 2021, by and between the Company and parties named therein

99.1	Company announcement dated July 21, 2021

*Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined they are both not material and are the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: July 23, 2021	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer